November 7, 2022

VIA E-MAIL

Bradford Rodgers
Senior Vice President and Senior Counsel
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223

Re:    Protective Variable Annuity Separate Account
       Protective Life Insurance Company
       Initial Registration Statement on Form N-4
       File Nos. 333-267354; 811-08108

Dear Mr. Rodgers:

On September 9, 2022 you filed the above-referenced initial registration statement on Form N-4
on behalf of Protective Life Insurance Company (the    Company   ) and its
separate account.
Based on our review, we have the following comments related to that filing. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the marked courtesy copy of the registration statement provided by the Company.

General

1. Please confirm that all missing information, including all exhibits and a complete rate sheet supplement, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing, including the initial summary prospectus, that contain the same or similar disclosure.

3. Please explain supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contract issued by its
   Separate Account.

4. Please be aware that the compliance date for the requirement to use the Inline eXtensible
   Business Reporting Language (XBRL) format for the submission of certain required disclosures in the variable contract statutory prospectus is January 1, 2023. Filings made on or after January 1, 2023 will be required to comply with these requirements. See General
   Instruction C.3.(h) to Form N-4.
 Bradford Rodgers
11/7/2022
Page 2 of 4

Prospectus

5. Rate Sheet Supplement

   a. Please revise the introduction to state that the rate sheet supplement also updates the range of Ongoing Fees and Expenses (annual charges) for the contract.

   b. The rate sheet supplement should include the full Ongoing Fees and Expenses Table and the Lowest and Highest Annual Cost Table as the first substantive item disclosed in the supplement.

6. Key Information Table

   a. Charges for Early Withdrawals (p. 6)     Please only disclose the maximum
surrender
      charge at the most expensive asset level (i.e., 7%). You may briefly disclose that the fee may decrease when the amount of purchase payments increases. Please also use the maximum surrender charge of 7% when calculating the charge on a $100,000 basis.

   b. Transaction Charges & Ongoing Fees and Expenses (p. 6)     Please treat
the premium-
      based charge as an Ongoing Fee and Expense. It should be reflected in base contract fees and in the Lowest and Highest Annual Cost Table.

   c. Ongoing Fees and Expenses (p. 6)     Please clarify that the optional
benefits available for
      an additional charge applies to for a single optional benefit, if elected. See instr.
      2(c)(i)(B) of item 2 to Form N-4.

   d. Lowest and Highest Annual Cost Table (p. 7)     Please include a bullet
for    no sales
      charges    in the lowest annual cost and highest annual cost section of the table. See instr.
      2(c)(ii)(B) of item 2 to Form N-4.

   e. Key Information Table (pp. 8-9)     Please include the table headings
Restrictions    and
         Conflicts of Interest    in the Key Information Table.

   f. Investment Professional Compensation (p. 9)     The disclosure describes
conflicts of
      interest related to continued investment in the contract. Please revise the language to focus not only on continued investments in the contract but also the initial purchase decision.

7. Fee Table     Annual Contract Expenses (p. 12)

   a. Please reflect the premium based charge as an annual contract expense.

   b. With respect to the Optional Benefit Expenses, instead of referring investors to the rate sheet prospectus supplement for every current fee, please consider using a footnote or language in the narrative referring readers to the rate sheet for current rates so as to not obscure or impede understanding of the disclosure of the maximum charge. Bradford Rodgers
11/7/2022
Page 3 of 4

   c. Footnote 2 to the annual contract expense table states that the mortality and expense risk charge is 0.55%, but the disclosure responsive to item 7 states that the charge is 0.65%.
      Please reconcile.

8. The SecurePay FXI Rider (p. 41) - Please explain the difference between the Rider Issue
   Date   and the    Benefit Election Date.

9. Fund Appendix: Funds Available under the Contract (p. FUND-1) - Footnote 3 to the table provides a general description of investment restrictions associated with the SecurePay FXi rider. Please disclose the actual investment restriction in the Portfolio Company Appendix as required by instruction 1(f)(2) of item 17 to Form N-4.

10. Appendix A (p. A-1 - A-15)

   a. Several of the death benefit examples show a complete withdrawal on 1/1/2026 (e.g., p.
      A-9, A-12, A-14) yet shows significant contract value in subsequent years. Please review the examples for accuracy.

   b. Maximum Anniversary Value Death Benefit and the Maximum Quarterly Anniversary
      Value Death Benefit, please include the value of the death benefit and each point in time instead of only showing the value of the benefit upon death.

11. Appendix C (p. C-1)     Appendix C provides for an explanation of the
variable income
    payment calculation. The appendix refers to a 5% interest rate assumption. Please consider
    whether this should be    interest rate    or    investment return   . We
note that the contract uses
    a 5% assumed investment return (AIR).

Part C

12. Item 34 Fee Representation     Please revise the reasonableness
representation to match the
    language used in item 34 to Form N-4 and Section 26(f) of the Investment Company Act of
    1940.

13. Power of Attorney- Please submit a new Power of Attorney with the next filing of the registration statement or have the signatories sign the registration statement. We note that the Power of Attorney attached to the filing only appears to provide authority with respect to post-effective amendments.
                                             ********
        Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.
 Bradford Rodgers
11/7/2022
Page 4 of 4

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendment. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

        In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing the pre-effective amendment, please feel free to contact me at 202-551-6766 or carpenterk@sec.gov.


                                                                    Sincerely,

                                                                    /s/ Keith
Carpenter

                                                                    Keith
Carpenter
                                                                    Senior
Special Counsel

cc:    Michael Kosoff, Senior Special Counsel
       Christian Sandoe, Assistant Director